UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                SCHEDULE 13D/A-2

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                             FRONTIER AIRLINES, INC.
                             -----------------------
                                (Name of issuer)


                  Common Stock Purchase Warrants, no par value
                  --------------------------------------------
                         (Title of class of securities)


                                     [FRNT]
                                 --------------
                                 (CUSIP number)


                                 Arthur H. Amron
                             Wexford Management LLC
                             411 West Putnam Avenue
                               Greenwich, CT 06830
                                 (203) 862-7012
--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

                                 August 21, 1998
             -------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss. 240.13d-7

CUSIP No. [FRNT]                                               Page 2 of 9 Pages
--------------------------------------------------------------------------------
1.       Names of Reporting Persons.

         Imprimis Investors LLC

         I.R.S. Identification Nos. of Above Persons (entities only) (Intentionally Omitted)
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group                (a) [x]
         (See Instructions)                                              (b) [ ]

--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)

         WC
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                           [  ]

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
         Number of Shares    7.      Sole Voting Power                       0
         Beneficially
         Owned by Each       8.      Shared Voting Power
         Reporting                   (see Item 5 below)                 783,700
         Person With
                             9.      Sole Dispositive Power                  0

                             10.     Shared Dispositive Power
                                     (see Item 5 below)                783,700
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                783,700

--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                 [ ]

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)                5.2%

--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)

         OO
--------------------------------------------------------------------------------

CUSIP No. [FRNT]                                               Page 3 of 9 Pages
--------------------------------------------------------------------------------
1.       Names of Reporting Persons.

         Wexford Spectrum Investors LLC

         I.R.S. Identification Nos. of Above Persons (entities only) (Intentionally Omitted)
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group                (a) [x]
         (See Instructions)                                              (b) [ ]

--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)

         WC
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                           [  ]

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
         Number of Shares   7.      Sole Voting Power                         0
         Beneficially
         Owned by Each      8.      Shared Voting Power
         Reporting                  (see Item 5 below)                  514,500
         Person With
                            9.      Sole Dispositive Power                    0

                            10.     Shared Dispositive Power
                                    (see Item 5 below)                  514,500
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                 514,500

--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                  [ ]

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)                 3.5%

--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)

         OO
--------------------------------------------------------------------------------

CUSIP No. [FRNT]                                               Page 4 of 9 Pages
--------------------------------------------------------------------------------
1.       Names of Reporting Persons.

         Charles E. Davidson

         I.R.S. Identification Nos. of Above Persons (entities only)
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group               (a) [x]
         (See Instructions)                                             (b) [ ]
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)

         AF
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                         [  ]

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         United States
--------------------------------------------------------------------------------
         Number of Shares    7.      Sole Voting Power                        0
         Beneficially
         Owned by Each       8.      Shared Voting Power
         Reporting                   (see Item 5 below)               1,298,200
         Person With
                             9.      Sole Dispositive Power                   0

                             10.     Shared Dispositive Power
                                     (see Item 5 below)               1,298,200
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                               1,298,200

--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                  [ ]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)                 8.4%

--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

CUSIP No. [FRNT]                                               Page 5 of 9 Pages
--------------------------------------------------------------------------------
1.       Names of Reporting Persons.

         Wexford Management LLC

         I.R.S. Identification Nos. of Above Persons (entities only) (Intentionally Omitted)
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group                (a) [x]
         (See Instructions)                                              (b) [ ]

--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)

         AF
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                           [  ]

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         Connecticut
--------------------------------------------------------------------------------
         Number of Shares   7.      Sole Voting Power                        0
         Beneficially
         Owned by Each      8.      Shared Voting Power
         Reporting                  (see Item 5 below)               1,298,200
         Person With
                            9.      Sole Dispositive Power                   0

                            10.     Shared Dispositive Power
                                    (see Item 5 below)               1,298,200
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned
         by Each Reporting Person                                    1,298,200

--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares (See Instructions)                        [ ]

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)                8.4%

--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)

         OO
--------------------------------------------------------------------------------

CUSIP No. [FRNT]                                               Page 6 of 9 Pages
--------------------------------------------------------------------------------
1.       Names of Reporting Persons.

         Joseph M. Jacobs

         I.R.S. Identification Nos. of Above Persons (entities only)
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group             (a) [x]
         (See Instructions)                                           (b) [ ]

--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)

         AF
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                          [  ]

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         United States
--------------------------------------------------------------------------------
         Number of Shares   7.      Sole Voting Power                        0
         Beneficially
         Owned by Each      8.      Shared Voting Power
         Reporting                  (see Item 5 below)               1,298,200
         Person With
                            9.      Sole Dispositive Power                   0

                            10.     Shared Dispositive Power
                                    (see Item 5 below)               1,298,200
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                              1,298,200

--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                [ ]

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)               8.4%

--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

        This  Amendment  No. 2 to Schedule  13D  modifies  and  supplements  the
Schedule  13D filed on  January  21,  1998,  as amended  by  Amendment  No. 1 to
Schedule 13D on April 3, 1998 ("Amendment No. 1") with respect to the Common Stock Purchase Warrants, no par value (the "Warrants"), of FRONTIER AIRLINES, INC. (the "Company"). Except to the extent supplemented by the information contained in this Amendment No. 2, such Schedule 13D, as amended as provided above, remains in full force and effect. Capitalized terms used herein without definition have the respective meanings ascribed to them in such Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

                  Since the filing of Amendment No. 1, Imprimis Investors LLC ("Imprimis") and Wexford Spectrum Investors LLC ("WSI") (i) acquired an aggregate of 91,300 Shares and 360,500 Shares, respectively, upon the exercise of the Warrant, and (ii) sold all of such Shares at prices ranging from $3.75 per share to $4.50 per share. All of such sales were effected in open market transactions.

                  As a result of the foregoing, the Reporting Persons may be deemed to beneficially own the respective percentages and numbers Warrants set forth below (on the basis of 13,792,064 shares of Common Stock issued and outstanding):

                  1.  Imprimis
                      (a) Warrants relating to aggregate number of Shares (subject to possible cutback) beneficially owned:
                                                                        783,700
                            Percentage:                                     5.2%
                      (b)   1. Sole power to vote or to direct vote:         -0-
                            2. Shared power to vote or to direct vote:  783,700
                            3. Sole power to dispose or to direct
                               the disposition:                              -0-
                            4. Shares power to dispose or to direct
                               the disposition:                         783,700
                      (c) Other than as reported above, there were no transactions by Imprimis during the past 60 days.
                      (d) Imprimis may be deemed to have the right to receive or the power to direct the receipt or dividends from, or proceeds from the sale of, the Warrants.
                      (e)   Not applicable.

                  2.  Wexford Spectrum
                      (a) Warrants relating to aggregate number of Shares (subject to possible cutback) beneficially owned:
                                                                        514,500
                            Percentage:                                     3.5%
                      (b)   1. Sole power to vote or to direct vote:         -0-
                            2. Shared power to vote or to direct vote:  514,500
                            3. Sole power to dispose or to direct
                               the disposition:                              -0-
                            4. Shares power to dispose or to direct
                               the disposition:                         514,500
                      (c) Other than as reported in above, there were no transactions by Wexford Spectrum during the past 60 days.
                      (d) Wexford Spectrum may be deemed to have the right to receive or the power to direct the receipt or dividends from, or proceeds from the sale of, the Warrants.
                      (e)   Not applicable.

                  3.  Wexford Management
                      (a) Warrants relating to aggregate number of Shares (subject to possible cutback) beneficially owned:
                                                                      1,298,200
                            Percentage:                                     8.4%
                      (b)   1. Sole power to vote or to direct vote:         -0-
                            2. Shared power to vote or to direct vote:1,298,200
                            3. Sole power to dispose or to direct
                               the disposition:                              -0-
                            4. Shares power to dispose or to direct
                               the disposition:                       1,298,200
                      (c) Other than as reported in above, there were no transactions by Wexford Management during the past 60 days.
                      (d) Wexford Management may be deemed to have the right to receive or the power to direct the receipt or dividends from, or proceeds from the sale of, the Warrants.
                      (e)   Not applicable.

                  4.  Joseph M. Jacobs
                      (a) Warrants relating to aggregate number of Shares (subject to possible cutback) beneficially owned:
                                                                      1,298,200
                            Percentage:                                     8.4%
                      (b)   1. Sole power to vote or to direct vote:         -0-
                            2. Shared power to vote or to direct vote:1,298,200
                            3. Sole power to dispose or to direct
                               the disposition:                              -0-
                            4. Shares power to dispose or to direct
                               the disposition:                       1,298,200
                      (c) Other than as reported in above, there were no transactions by Mr. Jacobs during the past 60 days.
                      (d) Mr. Jacobs may be deemed to have the right to receive or the power to direct the receipt or dividends from, or proceeds from the sale of, the Warrants.
                      (e)   Not applicable.

                  5.  Charles E. Davidson
                      (a) Warrants relating to aggregate number of Shares (subject to possible cutback) beneficially owned:
                                                                      1,298,200
                            Percentage:                                     8.4%
                      (b)   1. Sole power to vote or to direct vote:         -0-
                            2. Shared power to vote or to direct vote:1,298,200
                            3. Sole power to dispose or to direct
                               the disposition:                              -0-
                            4. Shares power to dispose or to direct
                               the disposition:                       1,298,200
                      (c) Other than as reported in above, there were no transactions by Mr. Davidson during the past 60 days.
                      (d) Mr. Davidson may be deemed to have the right to receive or the power to direct the receipt or dividends from, or proceeds from the sale of, the Warrants.
                      (e)   Not applicable.

                  Wexford Management may, by reason of its status as manager of Imprimis and Wexford Spectrum, be deemed to own beneficially the interests in the Warrant of which Imprimis and Wexford Spectrum possess beneficial ownership.

                  Each of Charles E. Davidson and Joseph M. Jacobs may, by reason of his status as a controlling person of Wexford Management, be deemed to own beneficially the interests in the Warrant of which Imprimis and Wexford Spectrum possess beneficial ownership.

                  Each of Charles E. Davidson, Joseph M. Jacobs and Wexford Management shares the power to vote and to dispose of the interests in the Warrant Imprimis and Wexford Spectrum beneficially own.


                                    * * * * *

                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 31, 1998

IMPRIMIS INVESTORS LLC

         By:      /s/Arthur H. Amron
                  ------------------
         Name:    Arthur H. Amron
         Title:   Vice President


WEXFORD SPECTRUM INVESTORS LLC

         By:      /s/Arthur H. Amron
                  ------------------
         Name:    Arthur H. Amron
         Title:   Vice President


WEXFORD MANAGEMENT LLC

         By:      /s/Arthur H. Amron
                  ------------------
         Name:    Arthur H. Amron
         Title:   Senior Vice President


/s/ Charles E. Davidson
-----------------------
Charles E. Davidson

/s/Joseph M. Jacobs
-------------------
Joseph M. Jacobs